UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report: November 18, 2008
Commission File Number: 001-33328
XINHUA FINANCE MEDIA LIMITED
(Translation of registrant’s name into English)
2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-           N/A

XINHUA FINANCE MEDIA LIMITED
FORM 6-K

Page

Signature	3
Exhibit 99.1 — Press Release	4

2

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA FINANCE MEDIA LIMITED
By:	/s/ Fredy Bush
Name:	Fredy Bush
Title:	Chief Executive Officer

Date: November 18, 2008

Exhibit 99.1
[FOR IMMEDIATE RELEASE]
XFMedia announces financial results for the third quarter 2008
BEIJING, November 18, 2008 — Xinhua Finance Media Limited (“XFMedia” or “the Company”; NASDAQ: XFML), a leading media group in China, today announced its unaudited financial results for the third quarter ended September 30, 2008.
Third Quarter 2008 Highlights
•	Steady revenue growth up 25% year over year in the midst of a challenging operating environment.

•	Broadcast business continues to contribute the highest growth of 68% year over year and 30% quarter over quarter.

•	Company provides fourth quarter guidance and revises full year guidance.
Ms. Fredy Bush, Chief Executive Officer, commented “Our Broadcast business proceeds to contribute the largest growth as well as the highest margins. We continue to sharpen our focus toward exclusive sports programs and the proper access to showcase this programming. The China media industry is still very fragmented and nascent, but there is a significant and growing demand for a broad range of quality American sports programs. In China, to be successful, one must have both the programs and access. Programming is becoming king and access as key.”
Ms. Bush added, “During the quarter, as the Beijing Olympics took place, it was especially challenging for most of the non-official Olympic media and non-Olympic sponsors. The recent global economic downturn poses further challenges, and we will not be immune to the impact of these circumstances. However, by leveraging our strong, fundamental platform, we continue to integrate ourselves to achieve streamlined cost savings across our various operating units.”

Third Quarter 2008 Financial Results
The following is a summary of our financial results for the third quarter of 2008:
Chart 1: Summary of financial results

	3 months	3 months	3 months
	ended	ended	ended	08Q3 vs	08Q3 vs
	Sep 30,	Sep 30,	Jun 30,	07Q3	08Q2
In US millions	2008	2007	2008	growth %	growth %
Net revenue	51.1	40.7	48.9	25%	4%
Adjusted EBITDA1,	9.5	10.3	10.7	-8%	-11%
Net income (loss)	(15.9)	9.0	0.8	N/A	N/A
Net income (loss) per ADS — diluted[2]	($0.24)	$0.13	—	N/A	N/A
Adjusted net income[1]	7.4	12.3	7.6	-40%	-3%
Adjusted net income per ADS — diluted[2]	$0.10	$0.17	$0.10	-41%	0%

1.	Please refer to Chart 8 for a detailed calculation of adjusted EBITDA and adjusted net income.

2.	Please refer to Chart 9 for weighted average number of ADS on a diluted basis.
Net Revenue
Net revenue for the third quarter of 2008 was $51.1 million, up 25% year-over-year from $40.7 million in the third quarter of 2007, or up 4% sequentially from $48.9 million in the second quarter of 2008.
Net Revenue by business group
The following is a summary of net revenue by business group for the third quarter of 2008.
Chart 2: Revenue breakdown by type and business group

In US millions	Advertising	Broadcast	Print	Total
Net revenue:
Advertising services	24.1	3.3	0.1	27.5
Content production	—	7.8	—	7.8
Advertising sales	5.9	7.0	2.8	15.7
Publishing services	—	—	0.1	0.1

Total net revenue:	30.0	18.1	3.0	51.1

Advertising Group
Net revenue for the Advertising Group for the third quarter of 2008 was $30.0 million, up 25% year-over-year from $24.0 million in the third quarter of 2007, or up sequentially from $29.9 million in the second quarter of 2008.
Chart 3: Revenue breakdown of the Advertising Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US millions	Sep 30, 2008	Sep 30, 2007%		Sep 30, 2008	Jun 30, 2008%
Advertising:
Television	—	3.8	-100%	—	—	N/A
Print/Online	15.5	9.5	63%	15.5	12.2	27%
Outdoor/Other	7.4	5.7	29%	7.4	8.2	-10%
BTL Marketing	5.6	3.6	54%	5.6	7.9	-29%
Research	1.5	1.4	3%	1.5	1.6	-9%

Subtotal:	30.0	24.0	25%	30.0	29.9	0%

Broadcast Group
Net revenue for the Broadcast Group for the third quarter of 2008 was $18.1 million, up 68% year-over-year from $10.8 million in the third quarter of 2007 or up 30% sequentially from $14.0 million in the second quarter of 2008.
Chart 4: Revenue breakdown of the Broadcast Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US millions	Sep 30, 2008	Sep 30, 2007%		Sep 30, 2008	Jun 30, 2008%
Broadcast:
Television	6.1	3.5	76%	6.1	6.5	-5%
Radio	2.7	1.9	45%	2.7	2.7	0%
Mobile	3.3	3.3	-1%	3.3	2.5	32%
Production	6.0	2.1	187%	6.0	2.3	166%

Subtotal:	18.1	10.8	68%	18.1	14.0	30%

Print Group
Net revenue for the Print Group for the third quarter of 2008 was $3.0 million, down 50% year-over-year from $5.9 million in the third quarter of 2007, or down 41% sequentially from $5.0 million in the second quarter of 2008. The year-on-year and sequential decrease is mainly due to the Beijing Olympics.

Chart 5: Revenue breakdown of the Print Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US millions	Sep 30, 2008	Sep 30, 2007%		Sep 30, 2008	Jun 30, 2008%
Print:
Newspaper	1.5	2.5	-42%	1.5	2.7	-46%
Magazines	1.5	3.4	-55%	1.5	2.3	-35%

Subtotal:	3.0	5.9	-50%	3.0	5.0	-41%

Gross Profit
Gross profit for the third quarter of 2008 was $18.7 million, up 8% year-over-year from $17.4 million in the third quarter of 2007, or down 11% sequentially from $21.1 million in the second quarter of 2008. Adjusted gross profit (non-GAAP), defined as gross profit before amortization of intangible assets from acquisitions, for the third quarter of 2008 was $20.5 million, up 7% year-over-year from $19.1 million in the third quarter of 2007 or down 11% sequentially from $22.9 million in the second quarter of 2008. We provide adjusted gross profit to break out the amortization of intangible assets from acquisitions charged within the cost of revenue. Chart 6 provides a breakdown of adjusted gross profit by business group.
Chart 6: Reconciliation for adjusted gross profit by business group

In US millions	Advertising	Broadcast	Print	Total
Gross Profit	12.2	5.6	0.9	18.7
Amortization of intangible assets from acquisitions[1]	0.3	1.3	0.2	1.8

Adjusted gross profit	12.5	6.9	1.1	20.5

1.	Amortization of intangible assets from acquisitions includes assets such as client database, brand names, and production inventory.
Operating Expenses
Operating expenses for the third quarter of 2008 were $15.8 million, up 42% year-over-year from $11.1 million in the third quarter of 2007, or down 6% sequentially from $16.9 million in the second quarter of 2008. The year-on-year increase is mainly due to share based compensation expenses and costs for Sarbanes-Oxley compliance.
Total operating expenses were composed of selling and marketing expenses and general and administrative expenses. Selling and marketing expenses for the third quarter of 2008 were $3.6 million, down 17% year-over-year from $4.3 million in the third quarter of 2007, or down 35% sequentially from $5.6 million in the second quarter of 2008.
General and administrative expenses for the third quarter of 2008 were $12.2 million, up 79% year-over-year from $6.8 million in the third quarter of 2007, or up 8% sequentially from $11.3 million in the second quarter of 2008.

Adjusted EBITDA (non-GAAP)
Adjusted EBITDA (non-GAAP), defined as earnings before one time items, other income, interest income and expense, taxes, depreciation, amortization of intangible assets from acquisitions and share-based compensation expenses, for the third quarter of 2008 was $9.5 million, down 8% year-over-year from $10.3 million in the third quarter of 2007, or down 11% sequentially from $10.7 million in the second quarter of 2008. The year-on-year and sequential decrease is primarily due to the Beijing Olympics. For reconciliation to adjusted EBITDA from income from operations, refer to Chart 8.
Chart 7: Adjusted EBITDA by business group

In US millions	Advertising	Broadcast	Print	Total
Adjusted EBITDA by business group	8.5	5.2	—	13.7
Less: net head office expenses				(4.2)
Adjusted EBITDA				9.5
Net Income and Adjusted Net Income (non-GAAP)
Net loss for the third quarter of 2008 was $15.9 million, down year-over-year from $9.0 million net income in the third quarter of 2007, or down sequentially from $0.8 million net income in the second quarter of 2008. The primary reason for the year-on-year decline is provision for impairment of a principal protected note. This note is a $25.0 million principal protected note issued by Lehman Brothers Holdings Inc. (“Lehman Brothers”), which matures in January 2009 (the “Principal Protected Note”), and was purchased from UBS Financial Services, Inc. in October 2007. Considering that Lehman Brothers filed for bankruptcy in mid-September of this year, the Company has taken a provision of $16.5 million against the Principal Protected Note. The Company has no other structured financial instruments.
Adjusted net income (non-GAAP), defined as net income before one-time items, amortization of intangible assets from acquisitions, share-based compensation expenses and imputed interest, for the third quarter of 2008 was $7.4 million, down 40% year-over-year from $12.3 million in the third quarter of 2007 or down 3% sequentially from $7.6 million in the second quarter of 2008. The year-on-year and sequential decrease is primarily due to the Beijing Olympics, an increase in net interest expenses, costs for Sarbanes-Oxley compliance and tax expenses. For reconciliation from net income to adjusted net income, please refer to Chart 8.
Outlook for fourth quarter and full year of 2008
XFMedia estimates its net revenue for the fourth quarter of 2008 will range from $48 million to $50 million. Fourth quarter adjusted net income per ADS is estimated to range from $0.04 to $0.06 per diluted ADS.
Due to challenges in the current economic environment, XFMedia is revising its estimate of net revenue for full year 2008 to range from $185 million to $187 million, from previously forecasted range of $198 million to $208 million. Adjusted net income per ADS for full year 2008 is estimated to range from $0.28 to $0.30 per diluted ADS, from previously forecasted range of $0.33 to $0.35 per diluted ADS.
This forecast reflects XFMedia’s current and preliminary view, which is subject to change.
Other Corporate Developments
In October 2007, the Company purchased from UBS Financial Services, Inc. a $25.0 million principal protected note issued by Lehman Brothers, which matures in January 2009. In August 2008, the Company borrowed $14.0 million from UBS AG using the Principal Protected Note as collateral (the “Loan”). On September 15, 2008, Lehman Brothers filed for bankruptcy, and, after the Company refused to post additional collateral for the Loan, on September 25, 2008, UBS AG filed a demand for arbitration with the American Arbitration Association against the Company seeking repayment of the Loan. On October 28, 2008, the Company filed its defense to the demand as well as a cross claim against UBS Financial Services, Inc. for an amount in excess of $25.0 million. The Company has taken a provision of $16.5 million against the Principal Protected Note.
In October 2008, the Company entered into a secured convertible loan facility for up to $80.0 million from affiliates of an existing large shareholder, Patriarch Partners. This is intended to fund investment in its broadcast business, with a focus on sports, while current cash on hand will be used for daily operations and earn out payments.
In light of the global and PRC economic developments and conditions, the Company has evaluated its goodwill and intangible assets for impairment and noted no impairment losses for the third quarter; however, any further significant deterioration of the business environment in the fourth quarter and after could affect the overall business outlook and may trigger potential material non-cash impairment charges on goodwill and intangible assets.
Conference Call Information
Following the earnings announcement, XFMedia’s senior management will host a conference call on November 17, 2008 at 8:00 pm (New York) / November 18, 2008 at 9:00 am (Beijing) to review the results and discuss recent business activities.
Interested parties may dial into the conference call at:
(US) +1 866 578 5771 or +1 617 213 8055
(UK) +44 207 365 8426
(Asia Pacific) +852 3002 1672
Passcode: XFML
A telephone replay will be available two hours after the call for one week at:
(US Toll Free) +1 888 286 8010
(International) +1 617 801 6888
Passcode: 78412461
A real-time webcast and replay will be also available at:
www.xfmedia.cn/earnings-webcast
Contacts:
Media Contact
Ms. Joy Tsang, XFMedia, +86 21 6113 5999, joy.tsang@xfmedia.cn
Ms. Lindsay Koval, AGG International, +1 212 614 4170, lindsay@aggintl.com
IR Contact
Mr. Edward Liu, XFMedia, +86 21 6113 5978, edward.liu@xfmedia.cn

Mr. Howard Gostfrand, American Capital Ventures, +1 305-918-7000, toll free +1 877 918 0774, info@amcapventures.com
About XFMedia
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is a leading media group in China with nationwide access to the upwardly mobile demographic. Through its synergistic business groups, Broadcast, Print, and Advertising, XFMedia offers a total solution empowering clients at every stage of the media process and connecting them with their target audience. Its unique platform covers a wide range of media assets, including television, radio, newspaper, magazine, outdoor, online and other media assets.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xfmedia.cn.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for fourth quarter and full year 2008 and quotations from management in this announcement, as well as XFMedia’s strategic and operational plans, contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising and media market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese advertising and media market; and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. XFMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Financial Measures
To supplement XFMedia’s consolidated financial results under U.S. GAAP, XFMedia also provides the following non-GAAP financial measures: adjusted gross profit, adjusted EBITDA and adjusted net income. XFMedia has adopted these measures “adjusted gross profit”, defined as gross profit excluding amortization of intangible assets from acquisitions, “adjusted EBITDA”, by defining adjusted EBITDA as earnings before one time items, other income, interest income and expense, taxes, depreciation, amortization of intangible assets from acquisitions and share-based compensation expenses, and “adjusted net income”, by defining adjusted net income as net income before amortization of intangible assets from acquisitions, imputed interest, share-based compensation expenses and one-time items. XFMedia believes that these non-GAAP financial measures provide investors with another method for assessing XFMedia’s underlying operational and financial performance. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for the financial results under U.S. GAAP. For more information on these non-GAAP financial measures, please refer to Chart 8 of this release.
XFMedia believes these non-GAAP financial measures are useful to management and investors in assessing the performance of the Company and assist management in its financial and operational decision making. A limitation of using non-GAAP measures which exclude share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. A limitation of using non-GAAP adjusted gross profit, adjusted EBITDA and adjusted net income is that they do not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
The following is a reconciliation of our non-GAAP financial results:
Chart 8: Reconciliation of non-GAAP financial results

	3 months	3 months	3 months
	ended	ended	ended
	Sep 30,	Sep 30,	Jun 30,
In US millions	2008	2007	2008
Income from operations	3.5	6.2	4.3
One time items[1]	0.5	—	0.6
Depreciation	0.8	0.6	0.6
Amortization of intangible assets from acquisitions	3.4	3.0	3.4
Share-based compensation expenses	1.3	0.5	1.8

Adjusted EBITDA	9.5	10.3	10.7

Net income (loss)	(15.9)	9.0	0.8
One time items[2]	17.0	(1.3)	0.6
Amortization of intangible assets from acquisitions	3.4	3.0	3.4
Share-based compensation expenses	1.3	0.5	1.8
Imputed interest	1.6	1.1	1.0

Adjusted net income	7.4	12.3	7.6

1.	There is a one-time adjustment of $0.6 million and $0.5 million for second and third quarter of 2008, representing legal fees for class action lawsuit.

2.	There is a one-time adjustment of $17.0 million for third quarter of 2008, representing $0.5 million legal fee for class action lawsuit and $16.5 million provision for impairment of principal protected note; $0.6 million for second quarter of 2008, representing legal fees for class action lawsuit; $1.3 million for third quarter of 2007, representing reversal of the imputed interest taken in the first half of 2007 as a result of clarification of terms of one of our exclusive radio advertising agreements.
Net income and adjusted net income per ADS and per share are as follows:
Chart 9: Net income and adjusted net income per ADS and per share1

	3 months	3 months	3 months
	ended	ended	ended
	Sep 30, 2008	Sep 30, 2007	Jun 30, 2008
Net income (loss) per ADS — basic	(0.24)	$0.14	—
Net income (loss) per ADS — diluted	(0.24)	$0.13	—
Weighted average number of ADS — basic	68.2million	63.5 million	67.5 million
Weighted average number of ADS — diluted	68.2million	71.1 million	73.5 million

	3 months	3 months	3 months
	ended	ended	ended
	Sep 30, 2008	Sep 30, 2007	Jun 30, 2008
Adjusted net income per ADS — basic	$0.10	$0.19	$0.10
Adjusted net income per ADS — diluted	$0.10	$0.17	$0.10
Weighted average number of ADS — basic	68.2million	63.5million	67.5 million
Weighted average number of ADS — diluted	71.8million	71.1million	73.5 million

1.	For computation of the net income (loss) per ADS and adjusted net income per ADS and per share, dividends on convertible preference shares of $0.6 million in both second and third quarter of 2008 were taken into account.

Condensed Consolidated Balance Sheets

(In U.S. dollars)	Sep 30,2008	Dec 31,2007
	Unaudited	(Note 1)
Assets
Current assets:
Cash	45,335,004	44,436,087
Restricted cash (Note 2)	34,310,002	47,252,191
Principal protected note (Note 3)	8,458,793	—
Accounts receivable (Note 4)	57,848,423	45,706,766
Prepaid program expenses	4,189,661	5,389,250
Other current assets	21,673,497	16,272,798

Total current assets	171,815,380	159,057,092
Content production deposit and cost, net	3,876,164	8,855,896
Property and equipment, net	10,391,154	9,191,959
Intangible assets, net (Note 5)	243,990,560	233,505,913
Goodwill	285,210,951	180,125,488
Investment	2,500,000	500,000
Principal protected note (Note 3)	—	24,909,929
Deposits for acquisition of subsidiaries	4,806,863	25,634,000
Other long-term asset	9,863,982	9,021,936

Total assets	732,455,054	650,802,213

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Bank borrowings (Note 3)	38,432,587	33,780,188
Bank overdrafts	667,899	960,157
Other current liabilities	97,560,471	44,473,366

Total current liabilities	136,660,957	79,213,711
Deferred tax liabilities	35,371,505	37,741,579
Long term payables, non-current portion	68,840,567	65,150,610

Total liabilities	240,873,029	182,105,900

Minority Interests	2,475,733	2,060,745

(In U.S. dollars)	Sep 30,2008	Dec 31,2007
	Unaudited	(Note 1)
Mezzanine equity:
Series B convertible preferred shares (par value $0.001; 308,000 shares authorized, issued and outstanding as of September 30, 2008)	30,250,000	—
Shareholders’ equity:
Class A common shares and nonvested shares (par value $0.001; 143,822,874 as of December 31, 2007 and September 30, 2008 shares authorized; 90,061,269 as of December 31, 2007 and 92,860,049 as of September 30, 2008 shares issued and outstanding)	92,860	90,061
Class B common shares (par value $0.001; 50,054,619 as of December 31, 2007 and September 30, 2008 shares authorized; 50,054,618 as of December 31, 2007 and as of September 30, 2008 shares issued and outstanding)	7,442	7,442
Additional paid-in capital	450,145,276	439,516,974
(Deficits) Retained earnings	(887,787)	23,903,560
Accumulated other comprehensive income	9,498,501	3,117,531

Total shareholders’ equity	458,856,292	466,635,568

Total liabilities, mezzanine equity and shareholders’ equity	732,455,054	650,802,213

Condensed Consolidated Statements of Operations

	3 months	3 months	3 months
	ended	ended	ended
(in U.S. Dollars)	Sep 30, 2008	Sep 30, 2007	Jun 30, 2008
	Unaudited	Unaudited	Unaudited

Net revenue:
Advertising services	27,484,357	26,012,979	26,852,171
Content production	7,807,840	2,073,675	2,888,164
Advertising sales	15,696,762	12,346,672	19,006,987
Publishing services	61,757	291,072	108,924

Total net revenue	51,050,716	40,724,398	48,856,246

Cost of revenue:
Advertising services	19,349,359	16,509,981	18,781,998
Content production	4,192,846	1,504,931	1,060,419
Advertising sales	8,457,096	5,048,937	7,644,880
Publishing services	334,708	283,714	254,844

Total cost of revenue	32,334,009	23,347,563	27,742,141

Operating expenses:
Selling and distribution	3,587,917	4,337,558	5,560,512
General and administrative	12,186,200	6,791,370	11,301,796

Total operating expenses	15,774,117	11,128,928	16,862,308

Other operating income	550,797	—	7,220

Income from operations	3,493,387	6,247,907	4,259,017
Other income (expenses) (Note 6)	(18,578,516)	2,787,286	(1,136,041)

Income (loss) before provision for income taxes and minority interest	(15,085,129)	9,035,193	3,122,976
Provision for income taxes (Note 7)	571,824	(232,016)	1,989,097

Net income (loss) before minority interest	(15,656,953)	9,267,209	1,133,879
Minority interest	217,192	229,467	370,913

Net income (loss)	(15,874,145)	9,037,742	762,966
Dividend on convertible preferred shares	600,000	—	600,000

Net income (loss) attributable to holders of common shares	(16,474,145)	9,037,742	162,966
Net income (loss) per share:
Basic — Common Shares	(0.12)	0.07	—
Basic — American Depositary Shares	(0.24)	0.14	—

	3 months	3 months	3 months
	ended	ended	ended
(in U.S. Dollars)	Sep 30, 2008	Sep 30, 2007	Jun 30, 2008
	Unaudited	Unaudited	Unaudited
Diluted — Common Shares	(0.12)	0.06	—
Diluted — American Depositary Shares	(0.24)	0.13	—

Condensed Consolidated Statements of Cash Flows

	3 months	3 months	3 months
	ended	ended	ended
(in U.S. Dollars)	Sep 30, 2008	Sep 30, 2007	Jun 30, 2008
	Unaudited	Unaudited	Unaudited
Net cash provided by operating activities	3,196,632	1,550,989	7,603,264

Net cash used in investing activities	(10,874,537)	(9,536,253)	(19,234,247)

Net cash provided by/(used in) financing activities	(4,217,299)	1,660,617	(1,506,267)

Effect of exchange rate changes	156,411	263,683	666,271

Net decrease in cash	(11,738,793)	(6,060,964)	(12,470,979)
Cash, as at beginning of the period	57,073,797	81,411,707	69,544,776

Cash, as at end of the period	45,335,004	75,350,743	57,073,797

Notes to Financial Information
1) 2007 condensed consolidated balance sheets
Information was extracted from the audited financial statements included in Form 20-F of the Company filed with the Securities and Exchange Commission on May 19, 2008.
2) Restricted cash
Restricted cash is US dollar cash deposits pledged for the RMB loan facilities granted by banks for RMB working capital purposes.
3) Principal protected note
In October 2007, the Company purchased from UBS Financial Services, Inc. a $25.0 million principal protected note issued by Lehman Brothers Holdings Inc., which matures in January 2009. In August 2008, the Company borrowed $14.0 million from UBS AG using the Principal Protected Note as collateral. On September 15, 2008, Lehman Brothers filed for bankruptcy, and, after the Company refused to post additional collateral for the Loan, on September 25, 2008, UBS AG filed a demand for arbitration with the American Arbitration Association against the Company seeking repayment of the Loan. On October 28, 2008, the Company filed its defense to the demand as well as a cross claim against UBS Financial Services, Inc. for an amount in excess of $25.0 million. The Company has taken a provision of $16.5 million against the Principal Protected Note.
4) Accounts receivables and debtors turnover

Debtors turnover for the second quarter and third quarter of 2008 were 90 days and 97 days respectively. Our business groups generally granted 90 days to 180 days average credit period to major customers, which is in line with the industry practices in the PRC.
5) Intangible assets
Net book value for intangible assets as of September 30, 2008 was $244.0 million. It mainly represents the fair value of the long-term advertising agreements for the Broadcast and Print Group. The net book value of the intangible assets were primarily composed of a $100.9 million advertising license agreement for our TV business, a $74.8 million exclusive advertising agreement for our newspaper business, and $9.1 million of exclusive advertising agreements we entered for radio advertising operations in Shanghai, Beijing and Guangdong. We are in the process of obtaining third-party valuations of certain identifiable intangible assets for the acquisitions and hence the net book value for intangible assets is preliminary and subject to revision once we complete the valuation exercise.
6) Other income (expenses)
Other income (expenses) includes net interest income (expenses) and net other income (expenses). Other expenses for the third quarter of 2008 include a provision of $16.5 million against the Principal Protected Note (see Note 3).
7) Provision for income taxes
Provision for income taxes includes deferred tax credits of $1.0 million and $0.7 million in the second quarter and third quarter of 2008 respectively.